Mail Stop 3561

April 21, 2008

Douglas D. Hommert
Executive Vice President
FutureFuel Corporation
8235 Forsyth Blvd., 4th Floor
Clayton, MO 63105

> **Re: FutureFuel Corporation**
> **Form 10-12G/A**
> **Filed April 9, 2008**
> **Exchange Act reports**
> **File No. 0-52577**

Dear Mr. Hommert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A3 Filed April 9, 2008

Future Fuel Corp. Audited Consolidated Financial Statements

Notes to Audited Consolidated Financial Statements

Note 3 – Significant Accounting Policies

Revenue Recognition, page 107

1.   We reviewed your response to our prior comment seven, noting your disclosure of revenue recognized on bill and hold arrangements. Please provide us with your analysis of SAB 104 supporting your revenue recognition of these arrangements. Specifically, address each of the criteria in Section A(3)(a) of SAB 104 (e.g. the transfer of the risk of loss from you to the buyer, etc.) in your response.

Form 10-K for the Fiscal Year Ended December 31, 2007

2.   We reviewed your response to our prior comment 10, noting the assertion that your Form 10-K for the fiscal year ended December 31, 2007 conformed to all comments in our letter dated March 26, 2008. We were unable to find related revisions to our prior comment nine, thus the comment will be reissued. In accordance with Item 308(c) of Regulation S-K, please confirm that in future Exchange Act filings you will disclose any change in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director